UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2018

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	September 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property and equipment		$9,229	$10,013
Goodwill		3,800	3,800
Intangible assets — trade name		14,000	14,000
Intangible assets — content	6	1,038,040	998,543
Intangible assets — others		4,448	5,280
Investments	5	27,337	27,257
Trade and other receivables	7	7,850	9,144
Income tax receivable		1,114	1,269
Restricted deposits		1,712	1,100
Deferred tax		64	351
Total non-current assets		$1,107,594	$1,070,757

Current assets
Inventories		$346	$353
Trade and other receivables	7	213,681	245,079
Cash and cash equivalents		88,254	87,762
Investments		1,000	—
Restricted deposits		53,341	6,368
Total current assets		356,622	339,562
Total assets		$1,464,216	$1,410,319

LIABILITIES
Current liabilities
Trade and other payables		$59,220	$72,142
Acceptances	9	7,039	8,898
Short-term borrowings	8	200,538	151,963
Current income tax payable		9,456	6,324
Total current liabilities		$276,253	$239,327

Non-current liabilities
Long-term borrowings	8	$96,489	$124,983
Other long-term liabilities		2,746	3,073
Deferred income tax liabilities		32,870	39,519
Total non-current liabilities		$132,105	$167,575
Total liabilities		$408,358	$406,902

EQUITY
Share capital	10	$37,943	$35,334
Share premium		546,136	453,997
Reserves		415,672	422,992
Other components of equity		(63,126)	(48,649)
JSOP reserve		(15,985)	(15,985)
Share application pending allotment		4,980	18,000
Equity attributable to equity holders of Eros International Plc		$925,620	$865,689
Non-controlling interest		130,238	137,728
Total equity		$1,055,858	$1,003,417
Total liabilities and shareholder’s equity		$1,464,216	$1,410,319

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2018	2017	2018	2017

Revenue	17	$63,425	$63,308	$123,637	$124,140
Cost of sales		(38,114)	(35,155)	(74,685)	(70,110)
Gross profit		25,311	28,153	48,952	54,030
Administrative cost		(16,894)	(16,715)	(30,113)	(30,901)
Operating profit		8,417	11,438	18,839	23,129
Financing costs		(4,395)	(5,715)	(9,322)	(11,533)
Finance income		4,679	546	7,258	980
Net finance costs		284	(5,169)	(2,064)	(10,553)
Other gains/(losses)	13	6,426	(3,222)	(8,259)	(4,745)
Profit before tax		15,127	3,047	8,516	7,831
Income tax		(1,711)	(831)	(4,590)	(3,817)
Profit for the period		$13,416	$2,216	$3,926	$4,014

Attributable to:
Equity holders of Eros International Plc		$12,569	$(1,404)	$(1,022)	$(2,731)
Non-controlling interest		847	3,620	4,948	6,745

Earning/(loss) per share(cents)
Basic earning/(loss) per share	12	17.7	(2.3)	(1.5)	(4.5)
Diluted earning/(loss) per share	12	17.0	(2.5)	(1.6)	(4.8)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2018	2017	2018	2017

Profit for the period	$13,416	$2,216	$3,926	$4,014

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(12,803)	(1,393)	(23,950)	(1,791)
Reclassification of the cash flow hedge to the statement of operations, net of tax	—	—	—	187

Total other comprehensive income/(loss) for the period	$(12,803)	$(1,393)	$(23,950)	$(1,604)
Total comprehensive income for the period, net of tax	$613	$823	$(20,024)	$2,410

Attributable to:
Equity holders of Eros International Plc	$4,776	$(2,318)	$(15,465)	$(3,607)
Non-controlling interest	(4,163)	3,141	(4,559)	6,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Six Months Ended September 30,
	Note	2018	2017
Cash flows from operating activities:
Profit before tax		$8,516	$7,831
Adjustments for:
Depreciation		527	533
Share based payments	11	11,116	7,471
Amortization of intangible film and content rights		60,323	60,716
Amortization of other intangibles assets		759	725
Other non-cash items	14	22,460	9,673
Net finance costs		8,175	10,553
Loss on sale of property and equipment		—	4
Movement in trade and other receivables		(75,829)	(49,776)
Movement in inventories		(25)	11
Movement in trade and other payables		(11,818)	(13,520)
Cash generated from operations		24,204	34,221
Interest paid		(4,248)	(11,155)
Income taxes paid		(3,131)	429
Net cash generated from operating activities		$16,825	$23,495

Cash flows from investing activities:
Purchases of property and equipment		(400)	(125)
Investment in restricted deposits held with banks		(48,367)	(8,185)
Purchase of intangible film rights and content rights		(54,060)	(43,004)
Investments		(1,000)	—
Purchase of other intangible assets		(171)	(9)
Interest received		1,815	2,006
Net cash (used in) investing activities		$(102,183)	$(49,317)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		20	466
Proceeds from issue of share capital, net of transaction costs		54,782	78
Proceeds from sale of shares of a subsidiary		—	40,221
Proceeds from short-term debt		65,920	23,200
Repayment of short-term debt		(27,294)	(17,513)
Proceeds from long-term debt		176	10,708
Repayment of long-term debt		(6,362)	(5,503)
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		1,224	(28,062)
Net cash generated from financing activities		$88,466	$23,595

Net decrease in cash and cash equivalents		3,108	(2,227)
Effect of exchange rate changes on cash and cash equivalents		(2,616)	3,276
Cash and cash equivalents at beginning of period		87,762	112,267
Cash and cash equivalents at end of period		$88,254	$113,316

The cash outflow towards intangible film and content right includes, interest paid and capitalized $6,418 (September 30, 2017:$5,239).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Reconciliation of Liabilities arising from Financing activities:

	Long term debt(*)	Short term debt	Total
As at March 31, 2018	$188,909	$87,755	$276,664
Considered in cash flow (net)	(6,186)	39,850	33,664
Finance cost in relation to convertible notes	5,689	—	5,689
Movement in derivative financial instruments	282	—	282
Borrowing for purchase of property and equipment	91	—	91
Shares issued in lieu of convertible notes	(19,391)	—	(19,391)
Shares to be issued in lieu of convertible notes	(4,980)		(4,980)
Change in fair value of convertible notes measured at fair value through profit and loss	19,743	—	19,743
Amortization of debt issuance cost	253	—	253
Exchange adjustment	(8,138)	(6,850)	(14,988)
As at September 30, 2018	$176,272	$120,755	$297,027

(*) including current portion and derivative financial instruments

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity			Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$(22,752)	$70,484	$375,260	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 15/9 (Refer Note 3)	—	—	(34)	—	—	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$(22,752)	$70,484	$360,990	$(15,985)	$18,000	$851,385	$134,208	$985,593

(Loss)/Profit for the period	—	—	—	—	—	—	—	(1,022)	—	—	(1,022)	4,948	3,926

Other comprehensive income/(loss) for the period	—	—	(14,443)	—	—	—	—	—	—	—	(14,443)	(9,507)	(23,950)

Total comprehensive income/(loss) for the period	—	—	(14,443)	—	—	—	—	(1,022)	—	—	(15,465)	(4,559)	(20,024)

Shares to be issued in lieu of convertible notes	—	—	—	—	—	—	—	—	—	4,980	4,980		4,980

Issue of shares	1,948	70,718	—	—	—	—	—	—	—	(18,000)	54,666	—	54,666

Shares issued on exercise of employee stock options and awards	82	2,609	—	—	—	—	—	(2,575)	—	—	116	—	116

Share based Compensation	—	—	—	—	—	—	—	10,806	—	—	10,806	310	11,116

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	(259)	—	—	—	(259)	279	20

Shares issued in lieu of convertible notes	579	18,812	—	—	—	—	—	—	—	—	19,391	—	19,391

Balance as at September 30, 2018	$37,943	$546,136	$(71,199)	$6,238	$1,835	$(22,752)	$70,225	$368,199	$(15,985)	$4,980	$925,620	$130,238	$1,055,858

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

(Loss)/)Profit for the period	—	—	—	—	—	—	—	—	(2,731)	—	(2,731)	6,745	4,014

Other comprehensive income/(loss) for the period	—	—	(1,072)	—	9	187	—	—	—	—	(876)	(728)	(1,604)

Total comprehensive income/(loss) for the period	—	—	(1,072)	—	9	187	—	—	(2,731)	—	(3,607)	6,017	2,410

Share based compensation	—	—	—	—	—	—	—	—	7,208	—	7,208	263	7,471

Shares issued on exercise of employee stock options and awards	119	3,920	—	—	—	—	—		(3,961)	—	78	—	78

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,055	—	—	1,055	39,632	40,687

Balance as at September 30, 2017	$31,996	$403,606	$(56,882)	$6,238	$1,838	$(188)	$(22,752)	$71,330	$389,990	$(15,985)	$809,191	$125,003	$934,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2018 for the fiscal year ended March 31, 2018 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018 other than the new standard adopted. The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2018 were approved by the Board of Directors of Eros and authorized for issue on November 11, 2018.

2.	GOING CONCERN

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s services and exchange rate volatility could also impact reported performance. The Group has considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom.

The net monetary assets and liabilities position at September 30, 2018 and March 31, 2018 are positive. Further, the Group have generated positive operating cash flow before incurring capital expenditures for the six months ended September 30, 2018 and 2017 respectively. During six months ended September 30, 2018, the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the facilities and provide headroom against the covenants for the foreseeable future. In addition, the Group received funding from Reliance Industries amounting $46,666 and is expected to receive an additional investments through institutional or retail investors. For this reason, Management continues to adopt the going concern basis in preparing the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3.	NEW STANDARDS ADOPTED AS AT APRIL1, 2018

Adoption of IFRS 15, "Revenue from Contracts with Customers"

On April 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” (‘IFRS 15’), using the modified retrospective method applied to all contracts as of April 1, 2018. Results for reporting periods beginning after April 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under IAS 18, Revenue (‘IAS 18’).

Revenue arises mainly from production and distribution of media content, television syndication or satellite rights and digital and ancillary rights.

The Group determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, a performance obligation/s are satisfied.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The transaction price for a contract, excludes any amounts collected on behalf of third parties.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue is recognised either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers in an amount that reflects the consideration that it expects to receive in exchange for those services.

At contract inception, the Group assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Group considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts within ‘Trade and other payables’ in the Statement of Financial Position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or accrued receivable within ‘Trade and other receivables’ in the Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.

For certain content licensing arrangements, the Group’s collection period range between 2 – 3 years from contract inception date. Under IFRS 15, an entity needs to adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit. As such, for arrangements where the implied collection period (or normal credit term) is considered to be more than 1 year, revenue is recognised after adjusting the promised amount of consideration for a significant financing component, using the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. The effects of financing, i.e. unwinding of the financing component, is recognised separately from revenue from contracts with customers in the Statement of Income, within ‘Finance income’. Any subsequent change in collection date from the anticipated collection date considered on the contract inception date has been recognised separately in the Statement of Income, within ‘Other gains/(losses), net.

For the six months ended September 30, 2018, revenue amounting $7,258 included in the contract liability balance at the beginning of the period.

In case of television syndication rights, as on September 30, 2018, there were certain films in respect of which rights have not been transferred either because the delivery of the content has not been made or effective date mentioned in the contract has not arrived as on the reporting date. The aggregate amount of license fees allocated to the above movies for the six months ended September 30, 2018 is $5,317.

As such, the Group has performance obligations associated with fixed commitments in customer contracts for future services that have not yet been recognized in our condensed interim consolidated financial statements is $3,397 as of September 30, 2018. The Company expects to recognize revenue on approximately 80% of these remaining performance obligations by 12 months with the balance recognition thereafter.

Practical Expedients and Exemptions

The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Adoption of IFRS 9, "Financial Instruments"

On April 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (‘IFRS 9’), using the modified retrospective method applied as of April 1, 2018. IFRS 9 Financial Instruments replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ requirements with effect from April 1, 2018. When adopting IFRS 9, the Group elected not to restate prior periods. Rather, differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in opening retained earnings as of 1 April 2018.

Major changes in IFRS 9 as compared to IAS 39 is on account of introduction of the expected credit loss model and the changes in categories of financial assets and financial liabilities.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The adoption of IFRS 9 has mostly impacted the following areas:

The classification and measurement of the Group’s financial assets. Management holds most financial assets to hold and collect the associated cash flows.

The impairment of financial assets applying the expected credit loss model. This applies now to the Group’s trade and other receivables. For contract assets arising from IFRS 15 and trade receivables, the Group applies a simplified model of recognising lifetime expected credit losses as these items do not have a significant financing component. For all other financial assets, expected credit losses are measured at an amount equal to the twenty-four month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

the measurement of available for sale equity investments at cost less impairment. This investment is now measured at fair value with changes in fair value presented in other comprehensive income.

the recognition of gains and losses arising from the Group’s from own credit risk. The Group continues to elect the fair value option for certain financial liabilities which means that fair value movements from changes in the Group’s own credit risk are now presented in other comprehensive income rather than profit or loss.

Details showing the Classification and measurement of the Company’s financial instruments on adoption of IFRS 9 as of 1 April 2018.

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Assets
Cash and cash equivalents	Loans and Receivables	At amortized cost	87,762	87,762
Restricted deposits	Loans and Receivables	At amortized cost	7,468	7,468
Investment in equity instruments	Available for sale financial assets	Financial assets at FVTOCI*	27,257	27,257
Trade and other receivables	Loans and Receivables	At amortized cost	235,726	235,726
Total			358,213	358,213

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Liabilities
Total borrowings (excluding convertible notes)	At amortized cost	At amortized cost	190,936	174,533
Convertible notes	Financial liabilities at FVTPL	Financial liabilities at FVTPL**	86,010	86,010
Trade and other payables	At amortized cost	At amortized cost	72,142	72,142
Acceptances	At amortized cost	At amortized cost	8,898	8,898
Total			357,986	341,583

* FVTOCI – Fair value through other comprehensive income.

** FVTPL - Fair value through profit and loss.

The cumulative effect of the changes made to the consolidated interim Statement of Financial Position as of April 1, 2018 in respect of the adoption of IFRS 15 and IFRS 9 were as follows:

Assets	As of March 31, 2018 (Reported)	IFRS 9/15	As of April 1, 2018
Trade and other receivables	$254,223	$(18,497)	$235,726
Liabilities and Shareholders' Equity
Currency translation reserve	(56,722)	(34)	(56,756)
Retained earnings	375,260	(14,270)	360,990
Deferred income tax liabilities	39,519	(673)	38,846
Non-controlling interests	137,728	(3,520)	134,208

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Impact adoption of IFRS 15 and IFRS 9 on our consolidated statement of financial position as at September 30, 2018 were as follows:

Assets	Balance at September 30, 2018 (without adoption of IFRS 9/15)	IFRS 9/15	Balance at September 30, 2018 (Reported)
Trade and other receivables	$222,585	$(24,585)	$198,000
Liabilities and Shareholders' Equity
Currency translation reserve	(71,808)	609	(71,199)
Retained earnings	389,861	(21,662)	368,199
Deferred income tax liabilities	33,543	(673)	32,870
Non-controlling interests	133,097	(2,859)	130,238

The impact of adoption of IFRS 15 and IFRS 9 on the consolidated interim statement of income for three month ended September 30, 2018 was as follow.

	September 30, 2018 (reported)	IFRS 9/15	September 30, 2018 (without adoption of IFRS 9/15)
Revenue	$63,425	$6,549	$69,974
Cost of sales	(38,114)	—	(38,114)
Gross profit	25,311	6,549	31,860
Administrative cost	(16,894)	3,318	(13,576)
Operating profit	8,417	9,867	18,284
Financing costs	(4,395)	—	(4,395)
Finance income	4,679	(1,344)	3,335
Net finance costs	284	(1,344)	(1,060)
Other gains/ (losses)	6,426	(5,982)	444
(Loss)/Profit before tax	15,127	2,541	17,668
Income tax	(1,711)	—	(1,711)
(Loss)/ Profit for the period	13,416	2,541	15,957

Attributable to:
Equity holders of Eros International Plc	12,569	2,701	15,270
Non-controlling interest	847	(160)	687

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of adoption of IFRS 15 and IFRS 9 on the consolidated interim statement of income for the six month ended September 30, 2018 was as follow.

	September 30, 2018 (reported)	IFRS 9/15	September 30, 2018 (without adoption of IFRS 9/15)
Revenue	$123,637	$10,679	$134,316
Cost of sales	(74,685)	—	(74,685)
Gross profit	48,952	10,679	59,631
Administrative cost	(30,113)	4,998	(25,115)
Operating profit	18,839	15,677	34,516
Financing costs	(9,322)	—	(9,322)
Finance income	7,258	1,616	8,874
Net finance costs	(2,064)	1,616	(448)
Other gains/ (losses)	(8,259)	(10,562)	(18,821)
(Loss)/Profit before tax	8,516	6,731	15,247
Income tax	(4,590)	—	(4,590)
(Loss)/ Profit for the period	$3,926	$6,731	$10,657

Attributable to:
Equity holders of Eros International Plc	(1,022)	7,287	6,265
Non-controlling interest	4,948	(556)	4,392

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that were not effective as of September 30, 2018. These will be mandatory for later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February, 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

4.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

5.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

	As at September 30, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Investments	1,000	—	1,000
Derivative assets	—	—	—
Total	1,000	—	1,000

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

	As at March 31, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	282	—	282
Total	282	—	282

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at September 30, 2018 are as follows:

	Fair value as at
	September 30, 2018	March 31, 2018
Cross currency swap	$—	$282
2012 Interest Rate Cap	$—	$—

2012 Interest Rate Floor	—	—
2012 Interest Rate Collar	—	—
Total	$—	$282

None of the above derivative instruments is designated in a hedging relationship. For three months ended September2018 a gain of $Nil (September2017: a gain of $786) and for six months ended September2018 a gain of $Nil (September2017: a gain of $969) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2018	$27,257
Additions	80
As at September 30, 2018	$27,337

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. Due to the range of potential outcomes in valuing these investments in unquoted equity instruments, the management was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at the carrying value which equates to the fair value on the reporting date.

Reconciliation of Level 3 fair value measurements of financial liabilities.

Convertible notes

As at March 31, 2018	$86,010
Interest	5,689
‘A’ Ordinary shares issued in lieu of convertible notes	(19,391)
Shares to be issued in lieu of convertible notes	(4,980)
Loss on fair value of notes	19,743
As at September 30, 2018	$87,071

Changing inputs to the Level 3 valuations to reasonably possible alternative assumptions would not change significantly amounts recognized in statement of income or statement of financial position.  Key assumptions are as follows.

Input	Method of computation	Value
Risk free rate	US treasury yield for applicable maturity	2.4%
Volatility of share price	Geometric Broewnian Motion	50%
Remaining tenure	Actual	1.5 years

Also refer Note 8.

There were no transfers between any levels.

6.	INTANGIBLE ASSETS – CONTENT

	Gross Content Assets	Accumulated Amortization	Content Assets

As at September 30, 2018
Film and content rights	$1,532,417	$(861,841)	$670,576
Content advances	357,164	—	357,164
Film productions	10,300	—	10,300
Non-current content assets	$1,899,881	$(861,841)	$1,038,040

As at March 31, 2018
Film and content rights	$1,493,099	$(854,991)	$638,108
Content advances	349,568	—	349,568
Film productions	10,867	—	10,867
Non-current content assets	$1,853,534	$(854,991)	$998,543

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Changes in the content assets are as follows:

	As at
	September 30, 2018	March 31, 2018
Film and content rights
Opening balance	$638,108	$634,465
Amortization	(60,323)	(115,285)
Exchange difference	(11,899)	(414)
Deconsolidation	—	(20,688)
Transfer from film productions and content advances	104,690	140,030
Closing balance	$670,576	$638,108

Content advances
Opening balance	$349,568	$266,232
Additions	133,223	221,251
Impairment loss on content advances	—	(353)
Exchange difference	(21,322)	(1,100)
Transfer to film and content rights	(104,305)	(136,462)
Closing balance	$357,164	$349,568

Film productions
Opening balance	$10,867	$3,931
Additions	1,090	10,521
Exchange difference	(1,272)	(17)
Transfer (to)/from (film rights)/ other content assets	(385)	(3,568)
Closing balance	$10,300	$10,867

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $294,618 (March 31, 2018: $321,474) have been pledged against secured borrowings (refer note 8).

7.	TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2018	March 31, 2018

Trade accounts receivables	$229,219	$235,191
Credit impairment (loss)	(31,219)	(10,193)
Trade accounts receivables net	198,000	224,998

Other receivables*	19,455	20,933
Prepaid charges	411	2,700
Accrued revenues	3,665	5,592
Trade and other receivables	$221,531	$254,223

Current	213,681	245,079
Non-current	7,850	9,144
	$221,531	$254,223

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The age of account receivables that are past due but not impaired were as follows:

	As at
	September 30, 2018	March 31, 2018

Not more than three months	$49,387	$40,249
More than three months but not more than six months	13,086	21,102
More than six months but not more than one year	14,695	15,813
More than one year	30,156	37,752
	$107,324	$114,916

Trade and other receivables with a net carrying amount of $89,736 (March 31, 2018: $92,728) have been pledged against secured borrowings (Refer Note 8).

* includes derivative asset of Nil (March 2018: $282) and advance to content vendors $10,507 (March 31, 2018: $8,056) (net of credit impairment loss of $447).

The movement in the allowances for expected credit losses is as follows:

Six months ended September 30, 2018
Balance at the beginning of the period	$10,640
Impact of adoption of IFRS 9/15	18,050
Balance as on April 1, 2018	28,690
Charged to operations	20,245
Unwinding of expected credit loss (included in finance income)	(6,111)
Reversal of expected credit loss	(10,563)
Translation adjustment	(595)
Balance at the end of the period	$31,666

(*)Includes unwinding of expected credit loss and reversal of expected credit loss amounting to $6,111 and $10,563 and recorded in finance income and other gains/(losses), respectively. (Refer Note 13)

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at September 30, 2018, 24.6% (March 31, 2018: 20.5%) of trade account receivables were represented by the top five debtors and for the period ended September 30, 2018, a loss on de-recognition of financial assets measured at amortisation cost amounting to $2,768 (September 2017: $1,778) have been recognized within other gains/(losses), net in the Statement of Income. The maximum exposure to credit risk is that shown within the statements of financial position, net of credit impairment (loss) $31,666 (2018: $10,193).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2018	March 31, 2018

Asset backed borrowings
Vehicle loan	7.5% - 10.25%	2017-21	$481	$560
Term loan(3)	9.12% - 11.66%	2018-22	128	—
Term loan(3)	BPLR+2.85%	2019-20	2,067	3,453
Term loan(3)	BPLR+2.55% - 3.4%	2020-21	6,437	8,767
Term loan(3)	13.75%	2022-23	7,132	9,580
Term loan(3)	MCLR+3.45%	2021-22	8,705	11,976
			$24,950	$34,336

Unsecured borrowings
Retail bond	6.5%	2021-22	$65,145	70,055
Convertible notes	14.2%	2020-21	87,071	86,010
			$152,216	$156,065

Nominal value of borrowings			$177,166	$190,401
Cumulative effect of unamortized costs			(894)	(1,210)
Installments due within one year			(79,783)	(64,208)
Long-term borrowings			$96,489	$124,983

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2018	March 31, 2018

Asset backed borrowings
Export credit bill discounting and overdraft (3)	BPLR+1-3.5%	$52,308	$43,518
Export credit and overdraft (3)	LIBOR+4.5%	20,249	21,226
Foreign currency loan(3)	0.59%	36,822	—
Short term loan	13-14.25%	11,376	11,537
Other short term loan	10.20%	—	11,474
		$120,755	$87,755
Unsecured borrowings
Installments due within one year on long-term borrowings		79,783	64,208
Short-term borrowings		$200,538	$151,963

1.	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on 6 December 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any installment dates to another installment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $87,071.

The mark-to-market loss and interest expenses for six months ended September 30, 2018 amounting $19,743 and $5,689 have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

The option to purchase warrants has expired in September 2018.

2.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

3.	The Company has placed time deposits of $55,053 (2018: $7,468) which has been disclosed as restricted deposits.

4.	For the six months ended September 30, 2018 capitalization rate of interest was 10.61% (March 31, 2018: 11.5%)

Fair value of the long-term borrowings as at September 30, 2018 is $168,038 (March 31, 2018: $172,788). Fair values of long-term financial liabilities except retail bonds and convertible notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the respective entities within the Group. As at September 30, 2018, the fair value of retail bond amounting to $59,870(March 31, 2018: $58,218) has been determined using quoted prices from the London Stock Exchange (LSE). As at September 30, 2018, the fair value of convertible notes amounting to $87,071 has been determined using implied cost of debt as on the issue date. Carrying amount of short-term borrowings approximates fair value.

9.	ACCEPTANCES

	September 30, 2018	March 31, 2018
	(in thousands)
Payable under the film financing arrangements	$7,039	$8,898
	$7,039	$8,898

Acceptances comprise of credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized

Ordinary shares of 30p each at March 31, 2018	100,000,000	30,000
Ordinary shares of 30p each at September 30, 2018(*)	100,000,000	30,000

(*) The Company increased authorized number of shares to 150,000,000 on October 25, 2018.

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
Issue of shares in the quarter ended Mar 31, 2018	2,757,743	—	2,681

As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	$1,138
Issue of shares in the quarter ended September 30, 2018	3,773,385	—	$1,471
As at September 30, 2018	62,239,453	9,712,715	37,943

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company issued A Ordinary shares as follows:

	Number of Shares
	September 30,		March 31,
	2018	2017	2018
Issuance to Founders Group (**)	1,769,911	—	1,421,520
Issuance towards settlement of Convertible notes	1,436,369	—	2,624,668
Exercise against Restricted Share Unit/ Management scheme (*****)	194,079	300,291	683,158
Issuance towards Reliance Industries Limited (***)	3,111,088	—	—
2015 Share Plan (****)	9,583	—	10,208
Total	6,521,030	300,291	4,739,554

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

(**) Average exercise price of $14.69 (September 2017 Nil and March 2018 $11.6)

(***) Average exercise price of $15 (September 2017 Nil and March 2018 $Nil)

(****) Average exercise price of $7.93 (September 2017 Nil and March 2018 $8.71)

(*****) Certain shares exercised price at $0.39 (September 2017 Nil and March 2018 Nil)

The Company issued 402,249 ‘A’ ordinary shares on October 3, 2018 towards settlement of Convertible notes.

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017

IPO India Plan	$351	$349	$779	$719
JSOP Plan	—	—	—	615
Option award scheme 2012	—	96	—	197
2014 Share Plan	—	125	47	384
2015 Share Plan(*)	2,345	31	2,352	67
Other share option awards (**)	1,894	414	3,355	1,762
Management scheme (staff share grant)	2,096	1,267	4,583	3,727
	$6,686	$2,282	$11,116	$7,471

(*) includes of 955,399 options granted towards 2015 Share Plan 2015 during six months ended September 30, 2018 at an average exercise price of $16.08 per share and average grant date fair value $2.13 per share.

(**) includes Restricted Share Unit (RSU) and Other share option plans.

In respect of 50,149 units/options granted towards RSU during six months ended September 30, 2018, grant date fair value approximates intrinsic value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS/(LOSS) PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2018		2017		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$12,569	12,569	$(1,404)	(1,404)	$(1,022)	(1,022)	$(2,731)	(2,731)
Potential dilutive effect of senior convertible notes	—	1,109	—	—	—	—	—	—
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(36)	—	(120)	—	(142)	—	(237)
Adjusted earnings/(loss) attributable to equity holders of the parent	$12,569	13,642	$(1,404)	(1,524)	$(1,022)	(1,164)	$(2,731)	(2,968)

Number of shares
Weighted average number of shares	71,000,987	71,000,987	60,698,517	60,698,517	69,174,427	69,174,427	60,839,680	60,839,680
Potential dilutive effect related to share based compensation scheme and senior convertible notes	—	9,457,270	—	1,178,111	—	2,034,547	—	1,140,748
Adjusted weighted average number of shares	71,000,987	80,458,257	60,698,517	61,876,628	69,174,427	71,208,974	60,839,680	61,980,428

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	17.7	17.0	(2.3)	(2.5)	(1.5)	(1.6)	(4.5)	(4.8)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. During the six months ended September 30, 2018, 1,847,035 shares were not included in diluted earnings per share (September 30, 2017: 2,114,670). Further, the Company have excluded convertible notes 7,197,804 shares because their effect was anti-dilutive. During the three months ended September 30, 2018, 1,847,035 shares were not included in diluted earnings per share (September 30, 2017: 1,440,625).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	OTHER GAINS/(LOSSES)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017

Foreign exchange (loss)/gain,net	$328	$(2,230)	$3,689	$(3,932)
(Loss) on sale of property and equipment	—	—	—	(4)
Reversal of expected credit (loss)	5,982	—	10,563	—
Net losses on derecognition of financial assets measured at amortized cost, net(*)	(1,464)	(1,778)	(2,768)	(1,778)

(Loss)/Gain on financial liability (convertible notes) measured at fair value through profit and loss	1,580	—	(19,743)	—
Net Gain on held for trading financial liabilities	—	786	—	969
	$6,426	$(3,222)	$(8,259)	$(4,745)

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2018	2017
	(in thousands)

Net gains on held for trading financial liabilities	$—	$(969)
Provisions for trade and other receivables	—	1,795
Credit impairment losses, net	3,571	3,007
Loss on financial liability (convertible notes) measured at fair value through profit and loss	19,743	—
Net Losses on derecognition of financial assets measured at amortized cost,net	2,768	1,778
Unrealized foreign exchange loss/(gain), net	(3,776)	4,062
Others	154	—
	$22,460	$9,673

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	RELATED PARTY

		As at September 30, 2018		As at March 31,2018
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$589	$—	$464	$—
550 County Avenue	Rent/Deposit	516	135	482	135
Line Cross Limited	Rent/Deposit	—	—	876	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	37,597	—	38,862
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	59	65	—
Lulla Family	Rent/Deposit	422	850	244	947
Lulla Family	Salary/Others	2,517	—	2,468	—

Key Management Compensation	Three months ending September 30,		Six months ending September 30,
	2018	2017	2018	2017

Salaries	$957	$1,191	$1,923	$2,428
Share based compensation*	3,506	1,285	6,219	5,024
Pension	2	3	5	8
	$4,465	$2,479	$8,147	$7,460

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $35 per quarter.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $33 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $38 per quarter

(*) Includes 504,048 options granted on September 4, 2018 to Key Management personnel, refer note 11.

16.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

As at September 30, 2018, non-controlling interests held an economic interest by virtue of shareholding of 39.96% (March 2018: 39.87%).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Period ended September 30
	(in thousands)
	2018	2017
Current assets	$151,237	172,237
Non-current assets	381,610	410,847
Current liabilities	(158,843)	(184,477)
Non-current liabilities	(50,775)	(77,210)
Total net assets attributable	$323,229	321,397

Equity attributable to owners interests	$192,991	196,394
Equity attributable to non-controlling of the Group	$130,238	125,003

Revenue	$67,209	82,227
Expenses	55,030	63,882
Profit for the period	$12,179	18,345
Profit attributable to the owners of the Group	$7,231	11,600
Profit attributable to non-controlling interests	$4,948	6,745

Other comprehensive (loss)/income during the period	$(23,678)	(2,160)
Total comprehensive (loss)/income during the period	(11,499)	16,185
Total comprehensive income attributable to the owners of the Group	(6,940)	10,168
Total comprehensive income attributable to non-controlling interests	(4,559)	6,017

Net cash inflow from operating activities	$36,248	4,999
Net cash outflow from investing activities	(25,274)	(21,424)
Net cash inflow from financing activities	(8,809)	16,788
Net cash (outflow)/inflow	$2,165	363

17.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017

Revenue by customer's location
India	$30,952	$27,570	$56,783	$54,569
Europe	144	818	456	2,044
North America	1,060	1,090	2,409	2,259
Rest of the world	31,269	33,830	63,989	65,268
Total Revenue	$63,425	$63,308	$123,637	$124,140

During the three months ended September 30, 20 18 revenue of $20,923 (September 30, 2017: $16,198) from the United Arab Emirates is included within Rest of the world and revenue of $97 (September 30, 2017: $ 1,011) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man. During the six months ended September 30, 20 18 revenue of $35,733 (September 30, 2017: $37,422) from the United Arab Emirates is included within Rest of the world and revenue of $193 (September 30, 2017: $1,446) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017

Revenue by group's operation
India	$25,451	$25,403	$47,405	$50,771
Europe	15,582	5,067	30,878	14,633
North America	449	397	746	577
Rest of the world	21,943	32,441	44,608	58,159
Total Revenue	$63,425	$63,308	$123,637	$124,140

During the three months ended September 30, 2018 revenue of $16,193 (September 30, 2017: $25,542) from the United Arab Emirates is included within Rest of the world and revenue of $15,582 (September 30, 2017: $ 5,067) from the United Kingdom and Isle of Man are included under Europe in the above table. During the six months ended September 30, 2018, revenue of $32,482 (September 30, 2017: $39,132) from the United Arab Emirates is included within Rest of the world and revenue of $30,878 (September 30, 2017: $14,633) from United Kingdom and Isle of Man are included under Europe in the above table.

Revenue disaggregated by revenue source for the three and six months ended September 30, 2018 and 2017, consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017(1)

Revenue by source
Theatrical	$18,829	$19,422	$33,721	$43,008
Satellite Content licensing	17,495	23,238	36,146	40,652
Digital and other ancillary	27,101	20,648	53,770	40,480
Total Revenue	$63,425	$63,308	$123,637	$124,140

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of September 30, 2018	$1,071,229	$320,015	$6	$16,236	$734,972
As of March 31, 2018	$1,032,736	$354,843	$7	$18,678	$659,208

(*) Non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended September 30			Six Months Ended September 30
(dollars in millions)	2018	2017	% change	2018	2017	% change

Revenue	$63.4	$63.3	0.2	$123.6	$124.1	(0.4)

Gross profit	25.3	28.2	(10.3)	49	54	(9.3)

Operating profit	8.4	11.4	(26.3)	18.8	23.1	(18.6)

Gross Revenue (1)	72.2	65.4	10.4	138.8	126.2	10.0

Adjusted EBITDA(1)	$24.8	$17.2	44.2	$50.4	$33.1	52.3

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS revenue and net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for the Three and Six Months Ended September 30, 2018

Revenue

In the three months ended September 30, 2018, the Eros film slate was comprised of 17 films of which four were medium budget and 13 were low budget as compared to seven films in the three months ended September 30, 2017, of which two were medium budget and five were low budget. In addition, Eros Now released one original series titled Side Hero during the three months ended September 30, 2018.

In the three months ended September 30, 2018, the Company’s slate of 17 films comprised of five Hindi film,11 regional films and one Tamil/Telugu as compared to the same period last year where its slate of seven films comprised four Hindi films and three regional films.

In the six months ended September 30, 2018, the Eros film slate was comprised of 31 films of which five were medium budget and 26 were low budget films as compared to 12 films in the six months ended September 30, 2017, of which one film was high budget, three were medium budget and eight were low budget. In addition, Eros Now released one original series titled Side Hero during the six months ended September 30, 2018

In the six months ended September 30, 2018, the Company’s slate of 31 films comprised of eight Hindi films, two Tamil/Telugu film and 21 regional films as compared to the same period last year where its slate of 12 films comprised of five Hindi films, one Tamil/Telugu films and six regional films.

Three months ended	High	Medium	Low	Total
September 30, 2018	0	4	13	17
September 30, 2017	0	2	5	7

Six months ended	High	Medium	Low	Total
September 30, 2018	0	5	26	31
September 30, 2017	1	3	8	12

Gross revenue for three months and six months ended September 30, 2018, respectively are $72.2 million and $138.8 million compared to $65.4 million and $126.2 million for the three and six months ended September 30, 2017, respectively. Gross revenue for the three months and six months ended September 30, 2018, respectively have been adjusted towards significant financing component on account of adoption of new accounting pronouncements (refer note 12 of the accompanying unaudited interim consolidated financial statements).

Accordingly, our reported revenue for three months and six months ended September 30, 2018 are $ 63.4 million and $123.6 million, respectively compared to $ 63.3 million and $ 124.1 million for the three and six months ended September 30, 2017, respectively. Adjustment to reported revenues upon adoption of new accounting pronouncements for three months and six months ended September 30, 2018 is as below.

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	(in millions)

Revenue (GAAP)	$63.4	$63.3	$123.6	$124.1
Adjustment towards significant financing component	8.8	2.1	15.2	2.1
Gross Revenue (Non-GAAP)	$72.2	$65.4	$138.8	$126.2

For the three months ended September 30, 2018, aggregate theatrical revenues decreased by 3.1% to $18.8 million from $19.4 million for the three months ended September 30, 2017 and in the six months ended September 30, 2018, revenue decreased by 21.6% to $33.7 million, compared to $43.0 million for the six months ended September 30, 2017. The decrease in theatrical revenue is primarily due to mix of films.

For the three months ended September 30, 2018, aggregate revenues from television syndication decreased by 24.6% to $17.5 million from $23.2 million for the three months ended September 30, 2017 and in the six months ended September 30, 2018, revenue decreased by 11.3% to $36.1 million, compared to $40.7 million for the six months ended September 30, 2017. The decrease is mainly due to lower catalogue sales during the period.

For the three months ended September 30, 2018, the aggregate revenues from digital and ancillary increased by 31.6% to $27.1 million from $20.6 million for the three months ended September 30, 2017and in the six months ended September 30, 2018, revenue increased by 32.8% to $53.8 million, compared to $40.5 million for the six months ended September 30, 2017. The increase in revenue is primarily on account of contribution from catalogue revenues and digital business.

Revenue from India increased by 0.4% to $25.5 million in the three months ended September 30, 2018, compared to $25.4 million in the three months ended September 30, 2017 and in the six months ended September 30, 2018, revenue from India decreased by 6.7% to $47.4 million, compared to $50.8 million for the six months ended September 30, 2017. The decrease in revenue for six months ended September 30, 2018, is primarily due to mix of films.

Revenue from Europe increased by 205.9% to $15.6 million in the three months ended September 30, 2018, compared to $5.1 million in the three months ended September 30, 2017 and in the six months ended September 30, 2018, revenue from Europe increased by 111.6% to $30.9 million, compared to $14.6 million for the six months ended September 30, 2017. This was due to higher contribution from the monetization of catalogue films.

Revenue from North America was $0.4 million in the three months ended September 30, 2018, compared to $0.4 million in the three months ended September 30, 2017and in the six months ended September 30, 2018, revenue from North America increased by 16.7% to $0.7 million, compared to $0.6 million for the six months ended September 30, 2017.

Revenue from the rest of the world decreased by 32.4% to $21.9 million in the three months ended September 30, 2018, compared to $32.4 million in the three months ended September 30, 2017and in the six months ended September 30, 2018, revenue from rest of world decreased by 23.4% to $44.6 million, compared to $58.2 million for the six months ended September 30, 2017. This was due to lower catalogue sales and partially offset by theatrical revenue from mix of films.

Cost of sales

For the three months ended September 30, 2018, cost of sales increased by 8.2% to $38.1 million compared to $35.2 million in the three months ended September 30, 2017 and in the six months ended September 30, 2018, cost of sales increased by 6.6% to $74.7 million, compared to $70.1 million for the six months ended September 30, 2017. The increase was mainly due to higher amortization costs, higher marketing, advertising and distribution costs.

Gross profit

For the three months ended September 30, 2018, gross profit decreased by 10.3% to $25.3 million, compared to $28.2 million in the three months ended September 30, 2017. The decrease was mainly due to increase in amortization, marketing, advertising and distribution costs which was partially offset by additional adjustment on account of adoption of new accounting standards for three months ended September 30, 2018.

In the six months ended September 30, 2018, gross profit decreased by 9.3% to $49 million, compared to $54 million for the six months ended September 30, 2017. The decrease was mainly due to increase in marketing, advertising and distribution costs which was partially offset by additional adjustment on account of adoption new accounting standard for six months ended September 30, 2018

Adjusted EBITDA (Non- GAAP)

For the three months ended September 30, 2018, Adjusted EBITDA increased by 44.2% to $24.8 million compared to $17.2 million in the three months ended September 30, 2017.

The increase in Adjusted EBITDA is on account of additional adjustment arising upon adoption of new accounting standards for three months ended September 30, 2018, which is partially offset by increase in share based payments adjustment.

In the six months ended September 30, 2018, adjusted EBITDA increased by 52.3% to $50.4 million, compared to $33.1 million for the six months ended September 30, 2017.

The increase in Adjusted EBITDA is on account of additional adjustment arising upon adoption of new accounting standards for six months ended September 30, 2018 which is partially offset by increase in share based payments adjustment.

Net finance costs

For the three months ended September 30, 2018, net finance costs decreased by 105.8% to $(0.3) million, compared to $5.2 million in the three months ended September 30, 2017 mainly due to unwinding of credit impairment loss reserve by $4 million and reduction in borrowing costs.

In the six months ended September 30, 2018, net finance costs decreased by 80.2% to $2.1 million, compared to $10.6 million for the six months ended September 30, 2017 mainly due to unwinding of credit impairment loss reserve by $6.1 million and reduction in borrowing costs.

Income tax expense

For the six months ended September 30, 2018, income tax expenses increased by 21.1% to $4.6 million, compared to $3.8 million in the six months ended September 30, 2017. Effective income tax rates were 11.6% and 20.0% for September 30, 2018 and September 30, 2017, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Trade Receivables

As of September 30, 2018, Trade Receivables decreased to $198.0 million from $225.0 million as of March 31, 2018 after considering expected credit loss reserve upon adoption of new accounting standards during the period.

Net Debt

As of September 30, 2018, net debt decreased by 14.3% to $162.1 million from $189.2 million as of March 31, 2018 primarily on account of additional equity infusion during the period.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of Gross Revenue (Non- GAAP)

In addition to the results prepared in accordance with IFRS, the Company has presented Gross Revenue. The Company uses Gross Revenue along with other IFRSs measures to evaluate operating performance. Gross Revenue is defined as reported revenue adjusted in respect of significant financing component that arises on account of normal credit terms provided to catalogue customers.

Reconciliation of Adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for (gains)/impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, loss/(gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, adjustment towards arisen significant discounting, component Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Gross Revenue

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	(in millions)

Revenue (GAAP)	$63.4	$63.3	$123.6	$124.1
Adjustment towards significant financing component	8.8	2.1	15.2	2.1
Gross Revenue (Non -GAAP)	$72.2	$65.4	$138.8	$126.2

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	(in thousand)
Net income (GAAP)	$13,416	$2,216	$3,926	$4,014
Income tax expense	1,711	831	4,590	3,817
Net finance costs	(284)	5,169	2,064	10,553
Depreciation	279	270	527	533
Amortization(1)	288	356	759	725
EBITDA	15,410	8,842	11,866	19,642
Share based payments(2)	6,686	2,282	11,116	7,471
Credit impairment losses/(gains)	(5,982)	3,007	(10,563)	3,007
Adjustment towards arisen significant discounting, component (3)	8,837	2,118	15,247	2,118
Net losses on de-recognition of financial assets measured at amortized cost, net	1,464	1,778	2,768	1,778
Loss/(Gain) on financial liability (convertible notes) measured at fair value through profit and loss	(1,580)	—	19,743	—
Closure of derivative asset	—	—	249	—
Loss on sale of property and equipment	—	—	—	4
Net losses/(gains) on held for trading financial liabilities	—	(786)	—	(969)
Adjusted EBITDA (Non-GAAP)	$24,835	$17,241	$50,426	$33,051
Amortizaton of intangible and content rights	31,828	28,704	60,323	60,716
Gross Adjusted EBITDA	$56,663	$45,945	$110,749	$93,767

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(3) Comparatives number have been reclassified on account of adoption of new accounting standards.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see the audited consolidated financial statements and related notes included within our Annual Report.

•	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing all of the claims that were asserted in the consolidated class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit. On August 21, 2018, the Court of Appeals issued a Summary Order affirming the District Court’s dismissal with prejudice. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2018	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer